NETFONE, INC.

1108-1030 West Georgia Street

Vancouver, BC V6E 2V3

April 12, 2005

VIA EDGAR AND FAX

United States Securities and Exchange Commission

450 Fifth Street NW

Mail Stop 20549-0407

Washington, DC 20549

Attention:	Ted Yu

Dear Sirs:

Re: Netfone Inc. (the "Company") Filing Number: 333-120895

                         In connection with the Company's Form SB-2/A Registration Statement, the Company hereby requests acceleration of the effective date of the Registration Statement to 2:00 p.m. (EST) Friday, April 15, 2005 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                         We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

NETFONE, INC.

/s/ Rafeh Hulays

Per:	Rafeh Hulays
President